
St. Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com


05005685

January 25, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #162 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures


St. Jude
RESOURCES LTD.

NEWS RELEASE

St. Jude Appoints Financial Advisors

Vancouver, January 25, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has appointed Salman Partners Inc. and Haywood Securities Inc. as strategic financial co advisors. This is a team of highly skilled and experienced investment banking professionals with extensive experience in the mining sector. They have been specifically engaged to evaluate and pursue relationships that will enhance shareholder value.

St. Jude is a leading West African explorer focused on the discovery and development of high quality gold deposits. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) on one of the richest and most productive gold belts. With an experienced exploration team, financial resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Toll Free: 866 - 281 - 2193
Fax: +1 - 604 - 940 - 6566

www.stjudegold.com